SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 9, 2004

MAXXAM INC.
(Exact name of Registrant as specified in its Charter)

Delaware
(State or other jurisdiction of incorporation)

1-3924
(Commission File Number)

95-2078752
(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600
Houston, Texas
(Address of Principal Executive Offices)

77057
(Zip Code)

Registrant's telephone number, including area code: **(713) 975-7600**

Item 1.01 Entry into a Material Definitive Agreement

On September 9, 2004, MAXXAM Inc. (the "Company") and Diane Dudley, the Company's Vice President and Chief Personnel Officer, entered into a Retention Agreement (the "Agreement") providing for Ms. Dudley's separation from the Company by no later than December 31, 2004. The Agreement also provides that if Ms. Dudley remains with the Company until the date of her separation and executes a specified separation agreement, the Company will, in addition to the normal benefits to which she would be entitled, pay her a lump sum bonus of not less than $91,667 and the costs of certain COBRA coverage.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM Inc.
(Registrant)


Date: September 15, 2004

By:_____/s/ Bernard L. Birkel_____
Bernard L. Birkel
Secretary and Senior Assistant General Counsel


EXHIBIT INDEX


Exhibit 10.1   Retention Agreement